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                 September 23, 2022

       Xi Zeng
       Chairman and Chief Executive Officer
       Fangdd Network Group Ltd.
       15 Keyuan Road, Technology Park
       Nanshan District, Shenzhen, 518057
       People   s Republic of China

                                                        Re: Fangdd Network
Group Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed September 13,
2022
                                                            File No. 333-267397

       Dear Mr. Zeng:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Victor Rivera Melendez at 202-551-4182 and Ruairi Regan at 202-551-
       3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Will H. Cai, Esq.